FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                For October 2002

                                AstraZeneca PLC

                   15 Stanhope Gate, London W1K 1LN, England



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  X                      Form 40-F
                          ---                               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                                 No  X
                          ---                                ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

                                AstraZeneca PLC


                               INDEX TO EXHIBITS


Item
----
1. Press release entitled 'Prilosec Patents ruled valid in US trial' dated 14 October 2002.

2. Press release entitled 'AstraZeneca loses UK appeal on omeprazole formulation patents' dated 22 October 2002.

3. Press release entitled 'Third Quarter and Nine Months Results 2002' Part I dated 24 October 2002.

4. Press release entitled 'Third Quarter and Nine Months Results 2002' Part II dated 24 October 2002.

5. Press release entitled 'AstraZeneca's New Oral Direct Thrombin Inhibitor Exanta(TM) superior in reducing risk of Venous Thromboembolism (VTE) following total hip or knee replacement surgery' dated 28 October 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            AstraZeneca PLC


Date: 1 November 2002                       By: /s/ G H R Musker
                                               ---------------------------------
                                            Name:  G H R Musker
                                            Title: Company Secretary & Solicitor

Item 1

                    PRILOSEC PATENTS RULED VALID IN US TRIAL

AstraZeneca announced today that following a trial in the Southern District Court of New York, Judge Barbara Jones ruled that two patents ('230 and '505) relating to the formulation of omeprazole, the active ingredient in Prilosec, are valid until 2007.

On the matter of infringement in the consolidated proceedings, the judge made the following ruling:


Company             Patent '230       Patent '505
----------------------------------------------------
Andrx               infringed         infringed
Genpharm            infringed         infringed
Cheminor            infringed         infringed
Kudco               Not infringed     Not infringed

The Judge did not render a decision on the '281 patent relating to a process involved in the manufacture of omeprazole. AstraZeneca brought suit under this patent against Andrx only.

The trial, which started on December 6, 2001, concluded in June of this year.

Sir Tom McKillop, Chief Executive Officer of AstraZeneca, said: "We are pleased by today's judgment upholding the validity of our formulation patents and the decision that Andrx, Genpharm and Cheminor have infringed the patents. We are reviewing the Judge's ruling with respect to Kudco and are considering the appropriate course of action."

Prilosec, a treatment for acid-related stomach disorders, is AstraZeneca's US brand name for omeprazole. In 2001, Prilosec had sales of $3.7bn in the US.

                                    - Ends -
Date: 14 October 2002

Media Enquiries:                                   Investor Relations:
Rachel Bloom, Tel: + 1 302 886 7858                Jonathan Hunt, Tel: +44 (0) 207 304 5087
Steve Brown, Tel: +44 (0) 207 304 5033             Mina Blair-Robinson, Tel: +44 (0) 207 304 5084
Emily Denney, Tel: +44 (0) 207 304 5034            Ed Seage, Tel: +1 302 886 4065
Chris Major, Tel: +44 (0) 207 304 5028             Jorgen Winroth, Tel: +1 212 581 8720
Staffan Ternby, Tel: +46 (0) 70 557 4300


NOTE TO NEWS EDITORS:

The consolidated case in the South District Court of New York involving the four generic manufacturers involved several patents, including those ('505 and' '230) which were the subject of Judge Jones' decision today. Patent '281 involved Andrx alone.

The proceedings also involved these further patents:

Patent '499 (sulphenamide salt of omeprazole) was declared not infringed in summary dismissal and may be appealed by AstraZeneca.

Patents '794 (omeprazole in combination with clarithromycin in the treatment of H.pylori); '305 (combination therapy for H.pylori related disease); and '342 (H.pylori treatment) have all previously been declared invalid in summary proceedings. AstraZeneca may also appeal these decisions as part of the overall appeal process in the case.

Patent '431 relates to the substance of omeprazole, which expired in October, 2001, following six months' additional market exclusivity after AstraZeneca complied with the FDA's formal request for information on the use of prescription Prilosec in children. This was originally part of the case but, as the patent has already expired, was not part of the judgment.

In 2001, the worldwide sales of AstraZeneca omeprazole brands totalled $5.7bn.

In a separate case, it was announced on June 25, that United States District Court Judge Jed Rakoff, of the Southern District of New York, had dismissed with prejudice two federal class action antitrust lawsuits brought by consumers and third-party payors against AstraZeneca. In dismissing the cases, Judge Rakoff concluded that the plaintiffs failed to demonstrate that the Prilosec patent infringement litigation brought by AstraZeneca against 10 generic manufacturers was a "sham" or an unlawful attempt to prevent generic competitors from entering the market. The manufacturers included the four companies involved in the consolidated trial relating to the infringement of the patents. The third and only other consumer anti-trust case was voluntarily dismissed by plaintiffs following Judge Rakoff's decision.

Item 2

                   ASTRAZENECA LOSES UK APPEAL ON OMEPRAZOLE
                              FORMULATION PATENTS

AstraZeneca today announced that the Court of Appeal in London has denied its request for a re-trial following an earlier decision of the United Kingdom's Patents Court in a dispute with the generic pharmaceutical companies, Arrow Generics Limited (acting through Cairnstores Limited) and Generics UK Limited, about formulation patents for omeprazole - the active substance used in Losec, a treatment for acid-related disorders, such as peptic ulcers.

The Court of Appeal refused to allow a re-trial due to the bias shown by the Patents Court judge in the original hearing, and the decision in March (2002) of the Patents Court of the High Court Chancery Division, which declared the formulation patents (EP 247 983 and EP 496 437) invalid due to obviousness, was affirmed.

The UK represented 4.3 percent of Losec's worldwide sales in 2001.


22 October 2002

Media Enquiries:
Steve Brown, Tel: +44 (0) 207 304 5033
Emily Denney, Tel: +44 (0) 207 304 5034

Investor Relations:
Mina Blair-Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

- Ends -

Item 3

AstraZeneca PLC
Third Quarter and Nine Months Results 2002


 "EPS up 10 percent for nine months. Earnings targets increased for the year.
   Third quarter impacted by phasing of R&D spend and lower disposal gains."


Financial Highlights (before Exceptional Items)
---------------------------------------------------------------------------------------------------------------------------------
                                --------------------------------------------     ------------------------------------------------
Group                              3rd Quarter    3rd Quarter      Constant          Nine Months       Nine Months      Constant
-----                                     2002          2001*      Currency                 2002             2001*      Currency
(Continuing operations*)                    $m             $m             %                   $m                $m             %
                                            --             --             -                   --                --             -
Sales                                    4,350          3,950            +6               13,153            12,040            +9

Operating Profit                           921          1,015            -9                3,282             3,066            +8

Profit before Tax                          923          1,038           -11                3,306             3,167            +5

Earnings per Share
  Group                                  $0.39          $0.42            -7                $1.39             $1.28           +10
                                --------------------------------------------     ------------------------------------------------
  Group (Statutory FRS3)                 $0.39          $0.40                              $1.39             $1.23
                                -----------------------------                    ---------------------------------

* Restated to be on a consistent basis under FRS19. See note 1 on page 12 for further information.

All narrative in this section refers to growth rates at constant exchange rates
(CER)

o Earnings targets increased; company anticipates earnings per share for the year around 4 to 5 percent above the $1.73 reported last year.

o Sales for the nine months increased by 9 percent. Sales in the quarter were impacted by US wholesaler stocking trends for Seroquel(TM) and Toprol-XL(TM) as well as by the expiration of tamoxifen distribution agreement with Barr Laboratories.

o Operating profits were up 8 percent in the nine months. In the third quarter operating profits were down 9 percent, chiefly due to lower other operating income, which in the third quarter 2001 included disposal of the multi-vitamins products and royalty income from agreements which have now expired.

o Nexium(TM) sales reached $493 million in the third quarter and over $1.3 billion for the nine months. Nexium(TM) new prescriptions in the US are now exceeding those for Prilosec(TM).

o On 11 October the Prilosec(TM) formulation patents were ruled valid in the Southern District Court in New York. Three of the four defendants were found to infringe these patents. AstraZeneca is reviewing the Judge's ruling finding non-infringement by Kudco.

o Iressa(TM) was fully launched for the treatment of non-small cell lung cancer in Japan on 30 August. Sales reached $26 million in the third quarter.

o On 24 September the Oncology Drugs Advisory Committee to the US FDA voted in favour of accelerated approval for Iressa(TM) for advanced non-small cell lung cancer.


Tom McKillop, Chief Executive, said: "Prescriptions for our key growth products continue to grow strongly. I am encouraged by the excellent start for Iressa(TM) in Japan and the Advisory Committee recommendation for approval in the US. The court ruling upholding the validity of our formulation patents for Prilosec(TM) is excellent news, allowing us to upgrade our earnings expectations for the full year."

London, 24 October 2002

AstraZeneca press office and investor relations contact details are on page 3.

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

For the nine months sales increased by 9 percent and operating profits by 8 percent. Exchange rate movements against the US dollar had no effect on reported sales growth, but reduced reported operating profit growth rate by 1 percent. Earnings per share (before exceptional items) rose by 10 percent to $1.39. There have been no exceptional items in the current year.

Sales in the third quarter increased by 6 percent at constant exchange rates. The weakening of the US dollar against all major currencies had a beneficial effect on sales, lifting reported sales growth to 10 percent. The weakening of the US dollar against Sterling and Krona has resulted in an adverse effect on operating costs, which offset the benefit on sales. As a result, the currency effect on operating profits was neutral. Operating profits declined by 9 percent on both an "as reported" and CER basis, chiefly attributed to lower other operating income versus the third quarter 2001, which included a gain on the disposal of the multi-vitamin product line and income from royalty agreements that expired last year. Earnings per share (before exceptional items) in the third quarter were 7 percent lower, to $0.39.

Sales for the nine months grew by 8 percent in the US and by 9 percent in the rest of the world, including continued strong growth in Japan (up 19 percent). In the third quarter, sales outside the US grew by 10 percent, and by 4 percent in the US. Wholesaler purchasing patterns affected the reported ex-factory sales in the US. Prescription trends in the US remain consistently strong for Toprol-XL(TM) and Seroquel(TM), but reported ex-factory sales growth was well below prescription growth. In addition, Nolvadex(TM) sales were significantly lower in the third quarter as orders for generic tamoxifen were sharply curtailed ahead of the August expiration of the company's distribution agreement with Barr Laboratories.

The strong performance of Nexium(TM), where sales reached $1.3 billion for the nine months, fuelled the 7 percent increase in GI product sales. In the US, Nexium(TM) share of new prescriptions for PPI products was 22 percent in the week ending 11 October, and Nexium(TM) now accounts for more than 50 percent of new prescriptions for AstraZeneca PPI products.

On 11 October, following a trial in the Southern District Court of New York, Judge Barbara Jones ruled that two patents ('230 and '505) relating to the formulation of omeprazole, the active ingredient in Prilosec(TM), are valid until 2007. In addition, the Judge ruled that Andrx, Genpharm, and Cheminor have infringed these patents. The court ruled that Kudco did not infringe. The company is reviewing the ruling with respect to Kudco and continues to evaluate its options for further action.

Sales outside the GI franchise grew by 10 percent for the nine months. Respiratory product sales grew by 14 percent, on the launch roll-out of Symbicort(TM) and the performance of Pulmicort(TM) Respules(TM) and Rhinocort(TM) Aqua in the US. The continued strong growth in demand for Seroquel(TM) fuelled the 42 percent increase in CNS product sales.

Oncology sales growth was 13 percent for the nine months. In the third quarter, Iressa(TM) was approved in Japan for the treatment of inoperable or recurrent non-small cell lung cancer (NSCLC). The product was fully launched following NHI Price listing on 30 August. The uptake has been encouraging, with sales reaching $26 million in the quarter. On 24 September the Oncology Drugs Advisory Committee to the US Food and Drug Administration voted in favour of accelerated approval for Iressa(TM) for advanced NSCLC.

As reported in August, following a constructive meeting with the US Food and Drug Administration to discuss the company's response to the approvable letter for Crestor(TM), the company has undertaken to provide further information from its ongoing study programme for Crestor(TM) to supplement that already submitted to the agency. This response to the approvable letter will support the use of Crestor(TM) over the dose range of 10-40mg in the general population of patients with lipid disorders and is scheduled for submission during the first quarter of 2003.

Results from the EXPRESS study of Exanta(TM), which supported the regulatory submission in Europe for prevention of venous thromboembolism in orthopaedic surgery, will be presented next week at the International Congress on Thrombosis. Further information on Exanta(TM) and other products in the company's R&D portfolio will be featured at the Annual Business Review analyst meeting on 7 November in Alderley Park, UK.

Future Prospects All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Following the rulings in the Prilosec(TM) patent case, the company does not expect a generic omeprazole product in the US market in 2002. On this basis and taking other factors into account, the company has increased its outlook for full year earnings, and now anticipates growth in earnings per share of around 4 to 5 percent above the $1.73 reported last year (restated under FRS 19).

The company will address the 2003 outlook in conjunction with the presentation of its 2002 annual results on 30 January.



Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward looking statements. These include, but are not limited to: the timing of the launch of generic omeprazole in the USA, the successful registration and launch of new products (in particular Crestor(TM), Iressa(TM), and Exanta(TM)), continued growth of currently marketed products, the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and further improvements in the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC's Securities and Exchange Commission filings, including the 2001 annual report on Form 20-F.







Media Enquiries:              Steve Brown/Emily Denney (London)   (020) 7304 5033/5034
                              Staffan Ternby (Sodertalje)         (8) 553 26107
                              Rachel Bloom (Wilmington)           (302) 886 7858

Analyst/Investor Enquiries:   Mina Blair-Robinson (London)        (020) 7304 5084
                              Jonathan Hunt (London)              (020) 7304 5087
                              Staffan Ternby (Sodertalje)         (8) 553 26107
                              Ed Seage (Wilmington)               (302) 886 4065
                              Jorgen Winroth (New York)           (212) 581 8720

Sales
-------------------------------------------------------------------------------

Except where stated, all narrative in this section refers to the third quarter. Growth rates are at constant exchange rates (CER).

Gastrointestinal

                           ----------------------------------------------------------------------------
                                Third Quarter              CER %        Nine Months               CER %
                           ------------------------               ------------ ------------
                                  2002         2001                      2002         2001
                           ----------------------------------------------------------------------------
Losec(TM)/Prilosec(TM)           1,223        1,421          -16        3,578        4,287          -17
Nexium(TM)                         493          168          n/m        1,323          295          n/m
                           ----------------------------------------------------------------------------
Total                            1,731        1,598           +6        4,946        4,612           +7
                           ----------------------------------------------------------------------------

o Nexium(TM) sales in the US were over $1 billion for the nine months, and were $378 million in the third quarter. Nexium(TM) share of new prescriptions in the US PPI market increased to 20.7 percent in September. In recent weeks, more than half of all new prescriptions for AstraZeneca's PPI products are for Nexium(TM).

o Nexium(TM) sales outside the US were $292 million in the nine months, with $115 million in the third quarter. As for recent launches, market share is over 7 percent after six months in France, and more than 8 percent in five months since launch in Italy.

o Losec(TM)/Prilosec(TM) sales were down 16 percent in the quarter, chiefly on the 18 percent decline in the US (which was broadly in line with the trend in prescriptions) and generic competition in the UK.

o Total GI franchise sales, however, grew both in the US (up 6 percent in the quarter and 7 percent YTD) and in the rest of the world (up 4 percent in the quarter and by 8 percent YTD).

Cardiovascular

                           ----------------------------------------------------------------------------
                                Third Quarter              CER %        Nine Months               CER %
                           ------------------------               ------------ ------------
                                  2002         2001                      2002         2001
                           ----------------------------------------------------------------------------
Zestril(TM)                        189          188           -3          748          832          -10
Atacand(TM)                        132           93          +33          413          289          +41
Seloken(TM)/Toprol-XL(TM)          206          204           -2          652          554          +17
Plendil(TM)                        149          120          +20          355          332           +6
                           ----------------------------------------------------------------------------
Total                              850          786           +3        2,713        2,621           +4
                           ----------------------------------------------------------------------------

o As expected, prescriptions for Zestril(TM) in the US experienced a sharp decline in the third quarter following the launch of generics in July, but reported sales in the US in the third quarter actually rose 2 percent against the weak third quarter of 2001. A rapid fall-off in reported sales in the fourth quarter is anticipated.

o Good growth in sales of Atacand(TM) products was reported in Europe (up 32 percent) and in the US (up 31 percent) in the third quarter. Total prescriptions for Atacand(TM) and Atacand(TM) HCT in the US are up by 32 percent through September.

o Prescription growth for Toprol-XL(TM) in the US remains strong (up 39 percent through September). Reported sales in the US in the third quarter were down 1 percent on wholesaler destocking combined with a strong third quarter last year.

Respiratory

                           ----------------------------------------------------------------------------
                                Third Quarter              CER %        Nine Months               CER %
                           ------------------------               ------------ ------------
                                  2002         2001                      2002         2001
                           ----------------------------------------------------------------------------
Pulmicort(TM)                      150          161          -12          580          570           +1
Accolate(TM)                        28           20          +40           95          115          -16
Rhinocort(TM)                       80           64          +22          226          194          +15
Oxis(TM)                            30           29           -7           91           94           -5
Symbicort(TM)                       72           20          n/m          194           34          n/m
                           ----------------------------------------------------------------------------
Total                              394          329          +13        1,292        1,123          +14
                           ----------------------------------------------------------------------------

o Symbicort(TM) sales reached $72 million in the quarter. Encouraging results were presented last month at the European Respiratory Society congress, showing that Symbicort(TM) significantly reduces the number of exacerbations and improves lung function in patients with COPD. AstraZeneca has submitted a regulatory package in the EU seeking approval for Symbicort(TM) in COPD treatment.

o Pulmicort(TM) sales in the third quarter were down by 10 percent in the US, and by 13 percent in the rest of the world. The strong underlying prescription performance for Pulmicort(TM) Respules(TM) in the US continues (total prescriptions up 75 percent through September), but fluctuations in wholesaler purchase patterns led to a 4 percent decline in reported US sales in the quarter.

o Steady growth in prescriptions for Rhinocort(TM) Aqua in the US (up 43 percent through September) is the chief contributor to sales growth for the Rhinocort(TM) franchise globally.

Oncology

                           ----------------------------------------------------------------------------
                                Third Quarter              CER %        Nine Months               CER %
                           ------------------------               ------------ ------------
                                  2002         2001                      2002         2001
                           ----------------------------------------------------------------------------
Casodex(TM)                        191          149          +22          465          393          +18
Arimidex(TM)                        96           47          +98          242          139          +73
Nolvadex(TM)                        86          160          -47          348          446          -21
Zoladex(TM)                        208          175          +14          595          519          +16
Faslodex(TM)                        11            -          n/m           19            -          n/m
Iressa(TM)                          26            -          n/m           26            -          n/m
                           ----------------------------------------------------------------------------
Total                              622          538          +12        1,710        1,519          +13
                           ----------------------------------------------------------------------------

o Good growth in Europe (up 42 percent) and in Japan (up 40 percent) led to the 22 percent increase in Casodex(TM)sales in the third quarter.

o Sales of Casodex(TM) in the US ($73 million in the third quarter) rebounded sharply from the low levels seen in the first six months ($65 million in the first half 2002), and were up 3 percent versus the strong third quarter 2001.

o Arimidex(TM) sales continue to reflect positive reception to the ATAC trial results showing benefit in the adjuvant treatment of early breast cancer. The US FDA approval for this new indication was announced on 6 September. Sales outside the US were up 50 percent for the nine months, and by 119 percent in the US. The US performance is based on strong prescription demand (up 71 percent through September) and some building of wholesaler inventories.

o Nolvadex(TM) sales in the US in the third quarter were $74 million lower than last year, as orders for generic tamoxifen were sharply curtailed ahead of the expiration of our distribution agreement with Barr Laboratories at the end of August.

o The encouraging initial uptake continues in the US for Faslodex(TM), the new medicine for the treatment of advanced breast cancer. Sales were $11 million in the third quarter, bringing year to date sales to $19 million.

o Full launch of Iressa(TM) in Japan occurred on 30 August following NHI price listing. The uptake has been encouraging, with sales in the quarter reaching $26 million.

CCS

                           ----------------------------------------------------------------------------
                                Third Quarter              CER %        Nine Months               CER %
                           ------------------------               ------------ ------------
                                  2002         2001                      2002         2001
                           ----------------------------------------------------------------------------
Seroquel(TM)                       200          169          +16          804          526          +53
Zomig(TM)                           69           55          +18          237          209          +12
                           ----------------------------------------------------------------------------
Total                              277          237          +14        1,064          751          +42
                           ----------------------------------------------------------------------------

o At the half year, reported sales for Seroquel(TM) in the US were running ahead of prescription growth, an indicator of rising trade inventories. Wholesaler destocking in the third quarter has resulted in reported growth of 5 percent. Prescription demand remains firmly on trend, up 47 percent through September.

o    Seroquel(TM) sales outside the US grew by 62 percent in the third quarter.

o Sales for Zomig(TM) outside the US increased by 18 percent in the nine months, with strong growth reported in France (up 35 percent). The 67 percent increase in the US in the third quarter is a function of destocking in the third quarter of last year. Prescriptions for Zomig(TM) in the US are up 12 percent through September as a result of continued growth of the Zomig(TM)-ZMT formulation.

Pain, Infection and Other Pharma

                           ----------------------------------------------------------------------------
                                Third Quarter              CER %        Nine Months               CER %
                           ------------------------               ------------ ------------
                                  2002         2001                      2002         2001
                           ----------------------------------------------------------------------------
Merrem(TM)                          76           56          +34          218          162          +35
Diprivan(TM)                       105          114          -10          331          329           +2
Xylocaine(TM)                       43           52          -17          128          155          -15
Marcaine(TM)                        19           20          -10           54           61          -11
                           ----------------------------------------------------------------------------
Total                              352          361           -4        1,065        1,103           -3
                           ----------------------------------------------------------------------------

o Merrem(TM) sales continued to grow in all major markets. Sales in the US were up 43 percent and sales increased by 32 percent outside the US in the nine months.

Geographic Sales

                           ----------------------------------------------------------------------------
                                Third Quarter              CER %        Nine Months               CER %
                           ------------------------               ------------ ------------
                                  2002         2001                      2002         2001
                           ----------------------------------------------------------------------------
USA                              2,244        2,166           +4        6,963        6,425           +8
Europe                           1,390        1,170           +6        4,195        3,819           +7
Japan                              251          202          +23          663          591          +19
RoW                                465          412          +15        1,332        1,205          +13
                           ----------------------------------------------------------------------------

o Sales growth of 8 percent in the US for the nine months was fuelled by the continued strong performances of Nexium(TM), Seroquel(TM), and Toprol-XL(TM), although uneven wholesaler purchasing patterns in the latter two affected the third quarter growth rate.

o In Europe, sales increased by 7 percent for the nine months. France and Italy are driving this growth. As for products, growth in Europe is due to the performance of Nexium(TM), Symbicort(TM), the oncology product range, and Seroquel(TM).

o The oncology products, including an encouraging start to Iressa(TM), were responsible for much of the strong growth reported in Japan, with additional contribution from Losec(TM) and Seroquel(TM).

Operating Review
-------------------------------------------------------------------------------

Nine Months

In constant currency terms, sales increased by 9 percent to $13,153 million and operating profit before exceptional items increased by 8 percent to $3,282 million. Operating margin of 25.0 percent of sales was 0.5 points below prior year. Currency accounted for 0.3 points of the margin reduction. The other 0.2 points reduction comprised lower other operating income partially offset by lower cost of sales. SG&A and R&D were at similar percentages to sales as 2001.

Currency was broadly neutral on sales and slightly adverse on costs, leading to an adverse currency variance of 1 percent on operating profit as compared to last year.

Third Quarter

Sales increased by 6 percent in constant currency to $4,350 million and operating profit before exceptional items declined by 9 percent to $921 million. Operating margin declined by 4.5 percentage points, to 21.2 percent of sales.

Currency increased sales growth in the third quarter by 4 percent, primarily attributable to the weaker dollar against the Euro. This benefit was offset by higher costs due to the weaker dollar versus Sterling and Swedish Krona, leading overall to a neutral effect on operating profit. Currency accounted for nearly half of the increase in SG&A, and around a third of the increase in R&D expense reported in the quarter.

Cost of sales at 27.1 percent was broadly similar to 2001, with higher payments to Merck offset by lower manufacturing costs. SG&A expenditure (33.7 percent of sales) grew in line with sales. R&D expenditure was 17.4 percent of sales in the quarter, 1.9 points higher than 2001. This was due to a lower comparator in 2001 (where the third quarter represented only 23 percent of 2001 full year R&D expenditure), currency, and underlying growth in clinical trials. Other operating income at 0.3 percent of sales was 2.1 percentage points behind 2001 due to the multi-vitamins disposal in 2001 as well as income from royalty agreements that expired last year.

Interest
-------------------------------------------------------------------------------

Interest income in the quarter of $2 million was lower than the third quarter 2001 ($23 million) because of a combination of lower interest rate return on cash investments and a higher charge arising from the annual revaluation of long-term employee healthcare liabilities.

Taxation
-------------------------------------------------------------------------------

Excluding exceptional items, the effective tax rate for the third quarter 2002 was 26.25 percent, compared with 28.4 percent for 2001. This brought the year-to-date tax rate to 26.8 percent (28.4 percent for 2001). The 2001 tax rate has been restated under FRS 19. See note 1 to the interim financial statements for more detail.

Cash Flow
-------------------------------------------------------------------------------

Cash generated from operating activities amounted to $4.1 billion for the nine months. This was applied to capital expenditures of $1.0 billion, taxation paid of $0.7 billion, dividends of $0.8 billion, and share repurchases of $0.9 billion to give an increase in net cash funds of $0.8 billion.

At 30 September 2002 the Group had net cash funds of $ 3.6 billion.

Share Repurchase Programme
-------------------------------------------------------------------------------

During the quarter, 4.6 million shares (nominal value $0.25 each) were repurchased for cancellation at a total cost of $148 million, bringing the total for the year to 20.6 million at a cost of $896 million.

The total number of shares repurchased for cancellation since the beginning of the programme now stands at 57.8 million at an aggregate cost of $2,510 million. The total number of shares in issue as at 30 September 2002 is 1,725 million.

Under the extended share repurchase programme announced with the 2001 year end results, $1,490 million remains, which it is anticipated will be completed by the end of 2003.

Upcoming Milestones and Key Events
-------------------------------------------------------------------------------

7 November              Annual Business Review meeting
30 January 2003         Announcement of 2002 Full Year Results



Tom McKillop
Chief Executive

Item 4

Consolidated Profit & Loss Account For Continuing Operations

                                                                                        2002                 2001
For the nine months ended 30 September                                                                  (Restated)
                                                                                          $m                   $m
------------------------------------------------------------------------        -------------        -------------
Sales                                                                                13,153               12,040
Cost of sales                                                                        (3,480)              (3,250)
Distribution costs                                                                     (102)                 (89)
Research and development                                                             (2,177)              (1,955)
Selling, general and administrative expenses                                         (4,337)              (3,984)
Other operating income                                                                  225                  304
------------------------------------------------------------------------        -------------        -------------
Operating profit before exceptional items                                             3,282                3,066
Exceptional items charged to operating profit                                             -                 (126)
------------------------------------------------------------------------        -------------        -------------
Operating profit                                                                     3,282                 2,940
Share of joint ventures' and associates' operating profits                                -                    -
Profit on sale of fixed assets                                                            -                   10
Net interest and dividend income                                                         24                  101
------------------------------------------------------------------------        -------------        -------------
Profit on ordinary activities before taxation                                         3,306                3,051
Taxation                                                                               (886)                (864)
------------------------------------------------------------------------        -------------        -------------
Profit on ordinary activities after taxation                                          2,420                2,187
Attributable to minorities                                                              (12)                  (7)
------------------------------------------------------------------------        -------------        -------------
Net profit for the period                                                             2,408                2,180
Dividends to Shareholders                                                              (398)                (405)
------------------------------------------------------------------------        -------------        -------------
Profit retained for the period                                                        2,010                1,775
------------------------------------------------------------------------        -------------        -------------

Earnings per Ordinary Share before exceptional items                                  $1.39                $1.28
Earnings per Ordinary Share                                                           $1.39                $1.23

Diluted earnings per Ordinary Share                                                   $1.39                $1.23
------------------------------------------------------------------------        -------------        -------------
Weighted average number of Ordinary Shares in issue (millions)                        1,736                1,762
------------------------------------------------------------------------        -------------        -------------
Diluted average number of Ordinary Shares in issue (millions)                         1,739                1,764
------------------------------------------------------------------------        -------------        -------------

Consolidated Profit & Loss Account For Continuing Operations

                                                                                                    2002                 2001
For the quarter ended 30 September                                                                                  (Restated)
                                                                                                      $m                   $m
------------------------------------------------------------------------                    -------------        -------------
Sales                                                                                             4,350                3,950
Cost of sales                                                                                    (1,181)              (1,064)
Distribution costs                                                                                  (37)                 (29)
Research and development                                                                           (757)                (614)
Selling, general and administrative expenses                                                     (1,468)              (1,324)
Other operating income                                                                               14                   96
------------------------------------------------------------------------                    -------------        -------------
Operating profit before exceptional items                                                           921                1,015
Exceptional items charged to operating profit                                                         -                  (45)
------------------------------------------------------------------------                    -------------        -------------
Operating profit                                                                                    921                  970
Share of joint ventures' and associates' operating profits                                            -                    -
Profit on sale of fixed assets                                                                        -                    -
Net interest and dividend income                                                                      2                   23
------------------------------------------------------------------------                    -------------        -------------
Profit on ordinary activities before taxation                                                       923                  993
Taxation                                                                                           (242)                (280)
------------------------------------------------------------------------                    -------------        -------------
Profit on ordinary activities after taxation                                                        681                  713
Attributable to minorities                                                                           (6)                  (2)
------------------------------------------------------------------------                    -------------        -------------
Net profit for the period                                                                           675                  711
Dividends to Shareholders                                                                             -                    -
------------------------------------------------------------------------                    -------------        -------------
Profit retained for the period                                                                      675                  711
------------------------------------------------------------------------                    -------------        -------------

Earnings per Ordinary Share before exceptional items                                              $0.39                $0.42
Earnings per Ordinary Share                                                                       $0.39                $0.40

Diluted earnings per Ordinary Share                                                               $0.39                $0.40
------------------------------------------------------------------------                    -------------        -------------
Weighted average number of Ordinary Shares in issue (millions)                                    1,728                1,757
------------------------------------------------------------------------                    -------------        -------------
Diluted average number of Ordinary Shares in issue (millions)                                     1,730                1,759
------------------------------------------------------------------------                    -------------        -------------

Consolidated Balance Sheet

                                                                                        2002                 2001
As at 30 September                                                                                     (Restated)
                                                                                          $m                   $m
------------------------------------------------------------------------        -------------        -------------
Fixed assets                                                                          9,023                7,929
Current assets                                                                       11,557               11,137
------------------------------------------------------------------------        -------------        -------------
Total Assets                                                                         20,580               19,066
Creditors due within one year                                                        (6,916)              (6,391)
------------------------------------------------------------------------        -------------        -------------
Net current assets                                                                    4,641                4,746
------------------------------------------------------------------------        -------------        -------------
Total assets less current liabilities                                                13,664               12,675
------------------------------------------------------------------------        -------------        -------------
Creditors due after more than one year                                                 (491)                (909)
Provisions for liabilities and charges                                               (1,596)              (1,795)
------------------------------------------------------------------------        -------------        -------------
Net assets                                                                           11,577                9,971
------------------------------------------------------------------------        -------------        -------------
Capital and reserves
Shareholders' funds and minority interests                                           11,577                9,971
------------------------------------------------------------------------        -------------        -------------


Consolidated Cash Flow Statement

                                                                                        2002                 2001
For the nine months ended 30 September                                                    $m                   $m
------------------------------------------------------------------------        -------------        -------------
Cash flow from operating activities
Operating profit before exceptional items                                             3,282                3,066
Depreciation and amortisation                                                           700                  633
Decrease/(increase) in working capital and other non-cash movements                     153                 (436)
------------------------------------------------------------------------        -------------        -------------
Net cash inflow from operating activities before exceptional items                    4,135                3,263
Outflow related to exceptional items                                                    (74)                (280)
------------------------------------------------------------------------        -------------        -------------
Net cash inflow from operating activities                                             4,061                2,983
Returns on investments and servicing of finance                                          42                  137
Tax paid                                                                               (678)                (631)
Capital expenditure and financial investment                                         (1,034)                (990)
Acquisitions and disposals                                                                -                  (44)
Equity dividends paid to Shareholders                                                  (820)                (830)
------------------------------------------------------------------------        -------------        -------------
Net cash inflow before management of liquid resources and financing                   1,571                  625
Net (purchase)/issues of shares                                                        (871)                (702)
Exchange and other movements                                                             56                  (51)
------------------------------------------------------------------------        -------------        -------------
Increase/(decrease) in net cash funds in the period                                     756                 (128)
Net cash funds at beginning of period                                                 2,867                3,605
------------------------------------------------------------------------        -------------        -------------
Net cash funds at end of period                                                       3,623                3,477
------------------------------------------------------------------------        -------------        -------------

Notes to the Interim Financial Statements

1    BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The unaudited financial statements for the nine months ended 30 September 2002 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC's 2001 Annual Report and Form 20-F except that, in the current period, AstraZeneca adopted Financial Reporting Standard No. 19 "Deferred Tax". Prior periods have been restated and the effects of this restatement were to reduce profits for the nine months ended 30 September 2001 by $28m and reduce net assets at that date by $164m. On adoption net assets at 1 January 2002 were reduced by $193m. The table below illustrates the effect on EPS before exceptional items of this restatement.

     The statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.


     2001 TAXATION AND EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS

                                                      Q1 2001      Q2 2001       Q3 2001      Q4 2001          Year
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------
Tax charge before adoption of FRS 19 ($m)               (316)        (269)         (286)        (282)       (1,153)
Tax charge after adoption of FRS 19 ($m)                (315)        (289)         (295)        (315)       (1,214)
Published EPS before adoption of FRS 19 ($)             0.45   .     0.42          0.43         0.47          1.77
Adjusted EPS after adoption of FRS 19 ($)               0.45         0.41          0.42         0.45          1.73
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------


2    JOINT VENTURES AND ASSOCIATES

     The group's share of joint ventures' sales for the nine months to 30 September 2002 amounted to $184m and $171m for the comparative period. Share of joint ventures' operating profits for the nine months to 30 September 2002, and for the comparative period, were $nil.

3    NET CASH FUNDS

     The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

                                                  At 1 Jan               Cash            Other         Exchange       At 30 Sept
                                                      2002               flow         non-cash        movements             2002
                                                        $m                 $m               $m               $m               $m
-----------------------------------------     -------------    ---------------    -------------    -------------     ------------
Loans due after 1 year                               (635)                14              284                -             (337)
Current instalments of loans                         (107)                41             (284)              (3)            (353)
-----------------------------------------     -------------    ---------------    -------------    -------------     ------------
Total loans                                          (742)                55                -               (3)            (690)
-----------------------------------------     -------------    ---------------    -------------    -------------     ------------
Short-term investments                              3,118                596                -               32            3,746
Cash                                                  705               (11)*               -               22              716
Overdrafts                                           (195)                48*               -               (1)            (148)
Short-term borrowings, excluding overdrafts           (19)                12                -                6               (1)
-----------------------------------------     -------------    ---------------    -------------    -------------     ------------
                                                    3,609                645                -               59            4,313
-----------------------------------------     -------------    ---------------    -------------    -------------     ------------
Net cash funds                                      2,867                700                -               56            3,623
-----------------------------------------     -------------                       -------------    -------------     ------------
Issue of AstraZeneca PLC Ordinary Shares                                 (25)
Repurchase of AstraZeneca PLC
  Ordinary Shares                                                        896
-----------------------------------------                      ---------------
Net cash inflow before management of
   liquid resources and financing                                      1,571
-----------------------------------------                      ---------------


* Movement of $37m on cash and overdrafts corresponds to increase in cash during period as defined under UK GAAP.

4    LEGAL PROCEEDINGS

     Further to note 36 to the Financial Statements found on page 94 in the AstraZeneca 2001 Annual Report and Form 20-F wherein reference is made to various investigations into drug marketing and pricing practices in the US, the US Department of Justice has been conducting an investigation into the sales and marketing of Zoladex (goserelin acetate implant). The Company has been informed that the investigation was prompted by the filing of a qui tam complaint by a private party and involves allegations of improper submission of claims to the Medicare program. The Company is cooperating with the investigation, which is ongoing. While it is not possible to predict the outcome of the investigation, management is of the opinion that the ultimate disposition should not have a material adverse effect on AstraZeneca's financial position or results.

5    NINE MONTHS TERRITORIAL SALES ANALYSIS

                                                                                                % Growth
                                                                                     -------------------------------
                                                    Nine Months      Nine Months
                                                           2002             2001                           Constant
                                                             $m               $m           Actual          Currency
                                                   -------------    -------------    -------------     -------------
    USA                                                   6,963            6,425               8                 8
    Canada                                                  423              383              10                12
----------------------------------------------     -------------    -------------    -------------     -------------
    North America                                         7,386            6,808               8                 8
----------------------------------------------     -------------    -------------    -------------     -------------
    France                                                  826              701              18                15
    UK                                                      486              551             (12)              (13)
    Germany                                                 512              511              -                 (3)
    Italy                                                   551              457              21                18
    Sweden                                                  210              199               6                 5
    Europe others                                         1,610            1,400              15                12
----------------------------------------------     -------------    -------------    -------------     -------------
    Total Europe                                          4,195            3,819              10                 7
----------------------------------------------     -------------    -------------    -------------     -------------
    Japan                                                   663              591              12                19
    Rest of World                                           909              822              11                14
----------------------------------------------     -------------    -------------    -------------     -------------
Total                                                    13,153           12,040               9                 9
----------------------------------------------     -------------    -------------    -------------     -------------


6    THIRD QUARTER TERRITORIAL SALES ANALYSIS

                                                                                                % Growth
                                                                                     -------------------------------
                                                            3rd              3rd
                                                        Quarter          Quarter
                                                           2002             2001                           Constant
                                                             $m               $m           Actual          Currency
                                                   -------------    -------------    -------------     -------------
    USA                                                   2,244            2,166               4                 4
    Canada                                                  150              129              16                16
----------------------------------------------     -------------    -------------    -------------     -------------
    North America                                         2,394            2,295               4                 4
----------------------------------------------     -------------    -------------    -------------     -------------
    France                                                  289              219              32                17
    UK                                                      156              181             (14)              (20)
    Germany                                                 177              163               9                (3)
    Italy                                                   172              120              43                26
    Sweden                                                   72               57              26                10
    Europe others                                           524              430              22                 9
----------------------------------------------     -------------    -------------    -------------     -------------
    Total Europe                                          1,390            1,170              19                 6
----------------------------------------------     -------------    -------------    -------------     -------------
    Japan                                                   251              202              24                23
    Rest of World                                           315              283              11                13
----------------------------------------------     -------------    -------------    -------------     -------------
Total                                                     4,350            3,950              10                 6
----------------------------------------------     -------------    -------------    -------------     -------------

7    NINE MONTHS PRODUCT SALES ANALYSIS

                                                                World                                       US
                                          ---------------------------------------------------     -----------------------
                                               Nine         Nine                    Constant          Nine
                                             Months       Months        Actual      Currency        Months        Actual
                                               2002         2001        Growth        Growth          2002        Growth
                                                 $m           $m             %             %            $m             %
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Gastrointestinal:
    Losec                                     3,578        4,287          (17)          (17)         2,221          (22)
    Nexium                                    1,323          295          n/m           n/m          1,031          n/m
    Others                                       45           30           50            50             13            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Gastrointestinal                        4,946        4,612            7             7          3,265            7
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Cardiovascular:
    Zestril                                     748          832          (10)          (10)           435          (12)
    Seloken                                     652          554           18            17            445           27
    Atacand                                     413          289           43            41            155           48
    Plendil                                     355          332            7             6            151           13
    Tenormin                                    275          300           (8)           (6)            42           (2)
    Others                                      270          314          (14)          (15)            14          (70)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Cardiovascular                          2,713        2,621            4             4          1,242            6
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Respiratory:
    Pulmicort                                   580          570            2             1            246           23
    Rhinocort                                   226          194           16            15            160           26
    Symbicort                                   194           34          n/m           n/m              -            -
    Accolate                                     95          115          (17)          (16)            66          (20)
    Oxis                                         91           94           (3)           (5)             -            -
    Others                                      106          116           (9)          (10)             -            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Respiratory                             1,292        1,123           15            14            472           15
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Oncology:
    Zoladex                                     595          519           15            16            163            6
    Casodex                                     465          393           18            18            138          (18)
    Nolvadex                                    348          446          (22)          (21)           244          (27)
    Arimidex                                    242          139           74            73            105          119
    Iressa                                       26            -           n/m          n/m              -             -
    Faslodex                                     19            -           n/m          n/m             19          n/m
    Others                                       15           22          (32)          (32)             -             -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Oncology                                1,710        1,519           13            13            669           (5)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
CNS:
    Seroquel                                    804          526           53            53            651           49
    Zomig                                       237          209           13            12            128            8
    Others                                       23           16           44            44              5            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total CNS                                     1,064          751           42            42            784           40
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Pain, Infection and Other Pharma:
    Diprivan                                    331          329            1             2            163           10
    Merrem                                      218          162           35            35             53           43
    Local anaesthetics                          311          332           (6)           (5)            76          (17)
    Other Pharma Products                       205          280          (27)          (27)            59          (31)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Pain, Infection and Other
  Pharma                                      1,065        1,103           (3)           (3)           351           (3)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
    Salick Health Care                          170          144           18            18            170           18
    Astra Tech                                  108           90           20            19              8           60
    Marlow Foods                                 85           77           10             9              2            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total                                        13,153       12,040            9             9          6,963            8
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------

n/m      not meaningful

8    THIRD QUARTER PRODUCT SALES ANALYSIS

                                                                World                                       US
                                          ---------------------------------------------------     -----------------------
                                                3rd         3rd                     Constant           3rd
                                            Quarter      Quarter        Actual      Currency       Quarter        Actual
                                               2002         2001        Growth        Growth          2002        Growth
                                                 $m           $m             %             %            $m             %
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Gastrointestinal:
    Losec                                     1,223        1,421          (14)          (16)           798          (18)
    Nexium                                      493          168          n/m           n/m            378          n/m
    Others                                       15            9           67            67              4            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Gastrointestinal                        1,731        1,598            8             6          1,180            6
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Cardiovascular:
    Zestril                                     189          188            1            (3)            84            2
    Seloken                                     206          204            1            (2)           139           (1)
    Atacand                                     132           93           42            33             38           31
    Plendil                                     149          120           24            20             76           33
    Tenormin                                     85           87           (2)           (5)             5          (38)
    Others                                       89           94           (5)          (14)             3          (79)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Cardiovascular                            850          786            8             3            345            4
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Respiratory:
    Pulmicort                                   150          161           (7)          (12)            52          (10)
    Rhinocort                                    80           64           25            22             60           30
    Symbicort                                    72           20          n/m           n/m              -            -
    Accolate                                     28           20           40            40             19           73
    Oxis                                         30           29            3            (7)             -            -
    Others                                       34           35           (3)          (12)             -            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Respiratory                               394          329           20            13            131           14
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Oncology:
    Zoladex                                     208          175           19            14             58           12
    Casodex                                     191          149           28            22             73            3
    Nolvadex                                     86          160          (46)          (47)            51          (59)
    Arimidex                                     96           47          104            98             42          163
    Iressa                                       26            -          n/m           n/m              -            -
    Faslodex                                     11            -          n/m           n/m             11          n/m
    Others                                        4            7          (43)          (43)             -            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Oncology                                  622          538           16            12            235          (11)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
CNS:
    Seroquel                                    200          169           18            16            144            5
    Zomig                                        69           55           25            18             30           67
    Others                                        8           13          (38)          (38)             2            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total CNS                                       277          237           17            14            176           12
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Pain, Infection and Other Pharma:
    Diprivan                                    105          114           (8)          (10)            50          (18)
    Merrem                                       76           56           36            34             20           33
    Local anaesthetics                          155          136           14            12             43            2
    Other Pharma Products                        16           55          n/m           n/m              3          n/m
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Pain, Infection and Other
  Pharma                                        352          361           (2)           (4)           116          (17)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
    Salick Health Care                           57           49           16            16             57           16
    Astra Tech                                   37           28           32            18              3           50
    Marlow Foods                                 30           24           25            17              1            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total                                         4,350        3,950           10             6          2,244            4
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------

n/m      not meaningful

Shareholder Information

ANNOUNCEMENTS AND MEETINGS
-------------------------------------------------------------------------------

Annual Business Review                                          7 November 2002

Announcement of fourth quarter and full year 2002 results       30 January 2003

Announcement of first quarter 2003 results                      30 April 2003

Annual General Meeting 2003                                     30 April 2003

Announcement of second quarter and half year 2003 results       24 July 2003

Announcement of third quarter 2003 results                      23 October 2003

DIVIDENDS
-------------------------------------------------------------------------------

The record date for the first interim dividend paid on 7 October 2002 (in the UK, Sweden and the US) was 23 August 2002. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchange from 21 August 2002. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2002 payable on 7 April 2003 (in the UK, Sweden and the US) will be 21 February 2003. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchange from 19 February 2003. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim                            Announced in July and paid in October
Second interim                           Announced in January and paid in April.

TRADEMARKS
-------------------------------------------------------------------------------

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Atacand HCT Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig Zomig ZMT

ADDRESSES FOR CORRESPONDENCE
-------------------------------------------------------------------------------

Registrar and                Depositary                Registered Office           Swedish Securities Register Centre
Transfer Office              for ADRs                                              VPC AB
The AstraZeneca Registrar    JPMorgan Chase Bank       15 Stanhope Gate            PO Box 7822
Lloyds TSB Registrars        PO Box 43013              London                      S-103 97 Stockholm
The Causeway                 Providence,               W1K 1LN                     Sweden
Worthing                     RI 02940-3013             UK
West Sussex                  US
BN99 6DA
Tel: +44 (0)121 433 8000     Tel: +1 (781) 575 4328    Tel: +44 (0)20 7304 5000    Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------

In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Interim Report contains forward-looking
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include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of
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maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.


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Item 5

     ASTRAZENECA'S NEW ORAL DIRECT THROMBIN INHIBITOR EXANTA(TM)SUPERIOR IN REDUCING RISK OF VENOUS THROMBOEMBOLISM (VTE) FOLLOWING TOTAL HIP OR KNEE
                              REPLACEMENT SURGERY

AstraZeneca announced today, from the 17th International Congress on Thrombosis
(ICT) in Bologna, results from the EXPRESS phase III clinical trial with Exanta(TM) (oral ximelagatran and its active form, melagatran) that showed the drug's superior efficacy in reducing risk of major venous thromboembolism (VTE) compared with a routinely used prophylactic treatment, enoxaparin, in major orthopaedic surgery.

Results showed a significant 63 per cent relative risk reduction (2.3% vs 6.3%: p=0.0000018) in major venous thromboembolism (VTE) (proximal deep vein thrombosis (DVT) and pulmonary embolism (PE)) when treated with 'Exanta', compared to standard prophylaxis with enoxaparin (40mg od). A relative risk reduction in major VTE of 67 per cent (1.8% vs 5.5%) was noted for total hip replacement and a 60 per cent relative risk reduction (3.3% vs 8.2%) for total knee replacement surgery. Additionally, there was a 24 per cent (20.3% vs 26.6%) reduction in the risk of total VTE (proximal and distal DVT and PE) following prophylactic treatment (thromboprophylaxis) with 'Exanta', compared to enoxaparin.

The 'Exanta' treatment regimen in EXPRESS shows a good balance between efficacy and safety. A small increase in surgery-related bleeding was observed compared to enoxaparin, although importantly, there were no differences between treatments in clinically important bleeding events (defined as fatal, critical organ or requiring re-operation).

Between 45-57 per cent of patients undergoing total hip replacement without thromboprophylaxis develop DVT (deep vein thrombosis), a potentially fatal condition. Similarly, the rate of DVT for patients undergoing total knee replacement is 40-84 per cent. The market for anticoagulants is currently valued at $3.1 billion.

'Exanta' is the first Oral DTI to be submitted for regulatory approval and works by inhibiting thrombin, a key enzyme involved in the blood clotting (coagulation) process. AstraZeneca submitted a filing for a European licence for 'Exanta' (ximelagatran / melagatran) for the prevention of VTE following major orthopaedic surgery in July 2002. This was the first regulatory submission for 'Exanta'. In the

United States, the parallel phase III clinical trial programme in orthopaedic surgery, EXULT, remains on track.

Fifteen additional abstracts presented at the ICT highlighted the potential of 'Exanta' to meet a clear unmet medical need in the prevention and treatment of thromboembolism and demonstrated its benefit in terms of efficacy, safety, predictable pharmacokinetic results and tolerability across a wide patient population.

Thrombosis is one of the largest causes of morbidity and mortality in the Western world. There are nearly four million events of thromboembolic disease (including stroke, deep vein thrombosis/pulmonary embolism and myocardial infarction) each year throughout the EU and Japan.

EXPRESS is a randomised, double-blind study of 2,800 patients that compares the efficacy and safety of 'Exanta', with that of commonly used prophylactic treatment with subcutaneous enoxaparin (40mg od), for the prevention of venous thromboembolism (VTE) following major hip and knee replacement surgery. Patients received 2 mg subcutaneous 'Exanta' immediately before surgery, followed by 3 mg subcutaneous 'Exanta' in the evening after surgery, and then 24 mg oral 'Exanta' as a fixed dose. EXPRESS was carried out in 12 European countries and South Africa.

'Exanta' is a trademark of the AstraZeneca group of companies.



28 October 2002

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